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                              October 11, 2023

       Brett Cooper
       Partner
       Orrick, Herrington & Sutcliffe LLP
       The Orrick Building
       405 Howard Street
       San Francisco, CA 94105

                                                        Re: Sequans
Communications S.A.
                                                            Amended Schedule
14D-9 filed October 4, 2023
                                                            Amended Schedule
13E-3 filed October 4, 2023
                                                            File No. 005-86632

       Dear Brett Cooper:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amended Schedule 14D-9

       Exhibit (c)(5), page 5

   1. We note your response to prior comment 1 and your filing of a confidential treatment request for this
exhibit. Comments on your application, if any, will be issued separately.
 Brett Cooper
FirstName  LastNameBrett  Cooper
Orrick, Herrington & Sutcliffe LLP
Comapany
October  11,NameOrrick,
             2023       Herrington & Sutcliffe LLP
October
Page  2 11, 2023 Page 2
FirstName LastName
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions